Skadden, Arps, Slate, Meagher & Flom (UK) llp 40 BANK STREET CANARY WHARF LONDON E14 5DS ________ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com February 14, 2023

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Via EDGAR and E-mail

Lily Dang
Karl Hiller
Timothy S. Levenberg
Karina Dorin
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Cool Company Ltd.
Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted December 23, 2022
CIK No. 0001944057

Ladies and Gentlemen:

On behalf of Cool Company Ltd. (the “Company” or “CoolCo”), enclosed is a copy of a revised registration statement on Form 20-F (the “Registration Statement”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. The Registration Statement includes changes as compared to the above-referenced Draft Registration Statement on Form 20-F confidentially submitted to the Commission on December 23, 2022 (the “Draft Registration Statement”).

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 20, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED
UNDER THE LAWS OF THE STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission
February 14, 2023

Amendment No. 1 to Draft Registration Statement on Form 20-F

Directors, Senior Management and Employees
Compensation of Directors and Executive Officers, page 94

1.	Please update your compensation disclosure for the fiscal year ended December 31, 2022. Refer to Item 6.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company has updated its compensation disclosure for the fiscal year ended December 31, 2022 on page 93 of the Registration Statement.

Index to Financial Statements, page F-1

2.
Please reposition the pro forma financial statements that currently reside in Exhibit 99.1 as the initial set of financial statements in this section, or to either precede or follow the financial statements of the recently acquired businesses on pages F-61 through F-100. Please also include a corresponding reference in your Index under this heading, and the Table of Contents on page ii.

Response:

In response to the Staff’s comment, the Company has repositioned the pro forma financial statements that resided in Exhibit 99.1 to follow the financial statements of the recently acquired businesses on pages F-102 through F-109 of the Registration Statement and included a corresponding reference in the Index under this heading and the Table of Contents on page iii of the Registration Statement.

Interim Financial Statements - Cool Company Limited
Note 1 - General, page F-39

3.
Please expand your disclosure explaining that on June 30, 2022 you “...entered into various agreements (the “ManCo SPA”) with Golar to purchase Golar’s LNG carrier and FSRU management organization,” including the purchase of four entities, to include the dates upon which each of the four entities were conveyed and the dates upon which any other terms of the agreements were satisfied.

Response:

In response to the Staff’s comment, the Company has updated the disclosures to Note 1 of the interim financial statements to reflect the dates upon which the arrangements to acquire each of the four management entities closed and were conveyed to CoolCo on page F-40 of the Registration Statement. The conveyance of these management entities was the only material provision of these agreements so there are no other relevant dates to disclose.

Note 2 - Basis of Preparation and Summary of Significant Accounting Policies, page F-41

4.
We note that you have used brackets to denote liabilities in presenting the year-end balance sheets on page F-6 though have not used this convention in presenting the interim balance sheets on page F-35. Please revise either statement as necessary to present the balances in a consistent manner.

Response:

In response to the Staff’s comment, the Company has updated the year-end balance sheets on page F-6 to remove brackets to denote liabilities and present the balances in a manner consistent with the convention used in presenting the interim balance sheets.

U.S. Securities and Exchange Commission
February 14, 2023

5.
We note that you have included an interim equity statement on page F-38 which appears to include several adjustments in order to reconcile between the predecessor and successor balances, though which individually have an unclear basis for attribution to the specific entities involved in meeting the requirements of FASB ASC 505-10-50-2, covering the predecessor entities up to the point of conveyance and the successor for the entire interim period, including the following.

•
The item “Fair value adjustment in relation to Vessel SPA” of $(227,289) thousand is described as a revaluation of the vessels by the predecessor on the disposal dates, thereby implying an impairment though which has not been recognized in the Statements of Operations.

•
The item “Deconsolidation of lessor VIEs” of $(115,412) thousand is attributed to five of the seven variable interest entities having debt associated with the vessels acquired that were not replaced or maintained by the successor upon acquisition.

•
The item “Adjustment to total equity upon consolidation” of $(356,639) thousand appears to adjust the predecessor owners’ equity and retained losses to zero with a partial unexplained adjustment to the predecessor non-controlling interest.

Tell us why you have not presented for the predecessor the combined balances of the twenty entities that you have identified as comprising the predecessor operations at the dates that each was conveyed and or derecognized by Golar LNG Limited; and why you have not presented for the successor the equity balances as of the beginning of the year and separate lines for the financing and investing transactions that occurred and impacted the equity balances during the interim period.

Please also address the requirement to report changes in the number of shares of equity securities, including the number of shares issued upon conversion, exercise, or satisfaction of required conditions, to comply with FASB ASC 505-10-50-3.

Response:

Comment: Tell us why you have not presented for the predecessor the combined balances of the twenty entities that you have identified as comprising the predecessor operations at the dates that each was conveyed and or derecognized by Golar LNG Limited; and why you have not presented for the successor the equity balances as of the beginning of the year and separate lines for the financing and investing transactions that occurred and impacted the equity balances during the interim period.

In response to the Staff’s comment, the Company notes that as described in Note 1 of the interim financial statements on pages F-39 and F-40 and pursuant to the Vessel SPA and ManCo SPA, CoolCo acquired thirteen legal entities from Golar on various acquisition dates during the period from March 3, 2022 to June 30, 2022.

As further described in the following paragraph, the Company has revised the presentation of the unaudited condensed statements of changes in equity (the “interim equity statement”) on page F-38 of the Registration Statement which includes the combined carve-out balance of the Parent’s equity for each of the entities acquired under the Vessel SPA and ManCo SPA up to the date of the acquisition of each of those entities by CoolCo.

U.S. Securities and Exchange Commission
February 14, 2023

In presenting the combined carve-out equity balance of each of the entities on an aggregated basis within the row “Combined carve-out predecessor balance upon disposal” (instead of as of the dates of each conveyance), the Company has considered the similar nature of the activities impacting the equity reconciliation between the beginning of the period and the closing date of each transaction which is limited to net income for the phased period, and for the deconsolidation of the lessor VIEs not assumed by the Company; therefore any additional information provided by disaggregating the closing balance for each entity at the disposal closing date individually and presenting separate lines may not be considered meaningful to the users of these financial statements. Consequently, for practical purposes, the Company believes it is reasonable to disclose the aggregate closing equity balance of each of the entities. The Company has also disclosed “Cancellation of Predecessor equity” to demonstrate the elimination of the Predecessor equity, followed by the beginning equity balance for the Successor period upon acquisition on a consolidated basis. The Company has further split the issuance of shares to Golar and issuance of shares in connection with the Private Placement to present clearly the financing transactions with footnotes disclosing the number of shares issued, together with the gross and net proceeds that impacted the equity balances during the interim period. The revision made to the interim equity statement clarifies the adjustments included within, more specifically those raised by the Staff, as follows:

-	“Fair value adjustment in relation to Vessel SPA” of $(227,289) thousand has now been removed from the interim equity statement. This adjustment originally reflected an impairment expense and other disposal adjustments recognized by the Parent before each of the eight modern LNG carriers (the “Original Vessels”) were transferred to CoolCo and as result of the changes in circumstances of the vessels due to the Vessel SPA.

As per ASC 360, consideration was given by the Parent whether the transaction giving rise to the carve-out financial statements resulted in an impairment indicator (as defined in ASC 360). The Parent determined that an impairment indicator existed at the time the Vessel SPA was signed as the transaction sales price was below the carrying value of the net assets in the carve-out financial statements. As such, fair value and other adjustments to vessels and equipment, net which reflect these assets at fair value consistent with the revaluation adjustment, including an impairment of vessels was recognized by the Parent following the classification of such long-lived assets as held-for-sale within the Parent’s consolidated financial statements (in accordance with ASC 360).

However, for the purposes of the Predecessor combined carve-out financial statements, the Original Vessels were deemed as held for use and therefore no similar expense has been recognized during the Predecessor Period within the combined carve-out statement of operations. Since the opening combined carve-out equity balance as of January 1, 2022 was carved out from the Predecessor Parent financial statements (when an impairment indicator did not exist for either the Parent or the carve-out entity) the revaluation adjustment had been inadvertently included in the interim equity statement to reflect the adjustment made by the Parent and agree to the closing balance per the Parent’s accounting records of each of the disposed entities transferred upon the respective closing dates. This has now been removed in the interim equity statement on page F-38.

-
“Deconsolidation of lessor VIEs” of $(115,412) thousand”: the Company advises the Staff that following the completion of the acquisition of all the Original Vessels under the Vessel SPA in April 2022, only two of the existing seven sale and leaseback arrangements were assumed by the Company with the remaining sale and leaseback arrangements repaid and subsequently refinanced with CoolCo’s $570 million senior secured sustainability term loan facility. The equity attributable to the two Lessor SPVs, assumed by CoolCo, is included in non-controlling interests in the consolidated successor balance as of September 30, 2022 while the remaining lessor VIEs were deconsolidated by the Predecessor. Footnote 3 of the interim equity statement has been updated to provide clarity on how the debt associated with the sale and leaseback facilities for the Original Vessels was replaced by the successor upon acquisition.

-
“Partial unexplained adjustment to the predecessor non-controlling interest relates to the fair value adjustment made to the non-controlling interest upon acquisition by the Successor”: has now been removed from the adjustment labelled as “Cancellation of Predecessor equity” and included as a separate adjustment during the Successor Period to provide clarity.

Comment: Please also address the requirement to report changes in the number of shares of equity securities, including the number of shares issued upon conversion, exercise, or satisfaction of required conditions, to comply with FASB ASC 505-10-50-3.

In response to the Staff’s comment, the Company has revised the presentation of the interim equity statement on page F-38 to include the split of cancellation of shares previously issued to Parent and the issuance of shares to Golar and in connection with the Private Placement to clearly present the financing transactions. Please refer footnotes 3,4, 5 and 6 of the interim equity statement that discloses the number of shares, together with the gross and net proceeds that impacted the equity balances during the interim period and as of September 30, 2022.

U.S. Securities and Exchange Commission
February 14, 2023

Note 12 - Vessels and Equipment, Net, page F-55

6.
We note that footnote (2) to the table states “Depreciation and amortization charges during the Successor Period includes the impact of remeasurement to fair value of the LNGCs acquired pursuant to the Vessel SPA” although you appear to quantify and attribute an impact of $(227,289) thousand to the predecessor in your equity statement on page F-38.

We also note that amount disclosed and described in footnote (2) on page F-38 does not appear to be reflected in depreciation and amortization of either the predecessor or the successor, which you report as $5,745 thousand and $28,413 thousand, respectively, on page F-33.

Please revise your disclosure under this heading as necessary to resolve this apparent inconsistency and if you believe the remeasurement adjustment should impact the financial statements of the successor, tell us how you have formulated your view; also explain why the adjustment would not have been reflected as an impairment by the predecessor.

Response:

In response to the Staff’s comment, the Company has revised footnote 2 in Note 12 on page F-56 of the Registration Statement to note that the depreciation and amortization reflects the impact of remeasurement to fair value of the LNGCs acquired pursuant to the Vessel SPA. This update indicates that the depreciation charged during the Predecessor period of $5,745 thousand is depreciation charged by the Predecessor based on the net book value of the Original Vessels before the revaluation of such vessels and as per the respective accounting policy of the Predecessor as noted in Note 2d on page F-50 of the Registration Statement. Depreciation charged during the Successor Period is based on the revised fair value of such vessels upon acquisition by the Company as described under the vessels and equipment accounting policy disclosed in Note 2c. As explained above, the Company believes that the impact of $(227,289) thousand is not considered to be an impairment for the purposes of these combined carve-out financials and therefore, has not been disclosed in Note 12 by the Predecessor.

7.
We note that you report capitalized vessel costs of $1,192,606 for the successor and clarify in footnote (1) that you revalued the eight LNGC vessels acquired pursuant to the Vessel SPA to fair value on the acquisition dates. We also note disclosures on pages F-9 and F-39, indicating you would pay $145 million for each vessel.

Please reconcile the details referenced above with your disclosures on pages 38, 72, and F-40, indicating the total purchase consideration pursuant to the Vessel SPA and the ManCo SPA was $346.2 million.

Please also expand such disclosures to include a tabulation identifying the particular assets and liabilities (including any VIEs) recognized in completing these various acquisitions and the amounts ascribed thereto. Please also specify the number of shares that were issued as purchase consideration.

If there were material differences between the amounts recognized by the successor in recording the acquisitions and the amounts derecognized by the predecessor in completing the sales and dispositions, please identify and explain these variances in a note to the financial statements.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in Note 1 on page F-41 of the Registration Statement, to include a tabular presentation of the Predecessor combined carve-out account balances derecognized upon disposal and also reflect the aggregate assets and liabilities that were specifically identifiable and directly attributable to the entities, acquired pursuant to the Vessel SPA on various dates from March 3, 2022 to April 5, 2022 and the four management entities, acquired pursuant to transactions under the ManCo SPA which closed on June 30, 2022. The table further presents the fair value and other adjustments to all the assets and liabilities balance acquired and the allocation of excess purchase consideration to such balances based upon relative fair values as determined and recognized upon acquisition by the Successor.

U.S. Securities and Exchange Commission
February 14, 2023

In footnote 3 to the table, the Company has disclosed the reconciliation of the Vessel SPA Purchase Price and the ManCo SPA consideration to the aggregate amount of purchase consideration for the Vessel SPA and ManCo SPA of $346.2 million.

Note 20 - Basic and Diluted Earnings Per Share, page F-59

8.
We note that you report 40,010,000 outstanding common shares as of September 30, 2022 in your balance sheet on page F-35, while disclosures under this heading indicate that the same number of shares is being used in computing earnings per share for the successor during the interim period.

However, on page F-40 you explain that $127.9 million of the purchase consideration for the Vessel SPA and ManCo SPA was conveyed in the form of shares on each vessel entity acquisition date, which appears to have occurred between March 3, 2022 and April 5, 2022, according to disclosure on page F-39.

Please clarify how you have considered the guidance in FASB ASC 260-10-55-2 and 55¬17 in formulating your measures of earnings per share.

Response:

In response to the Staff’s comment, the Company has revised disclosures in Note 20 on page F-60 to include the weighted average number of shares outstanding as of September 30, 2022 to reflect the impact of the phased issuance of shares to Golar as a result of the disposals of each of the Original Vessels at the respective dates that occurred between March 3, 2022 and April 5, 2022, as disclosed in Note 1, aggregating to the total issuance of 12.5 million shares to Golar.

The weighted average number of shares is an arithmetical mean average of shares outstanding and assumed to be outstanding for earnings per share computations determined on a daily basis divided by the number of days in the period. The Company believes this is in line with the guidance within ASC 260 of computing the weighted average shares outstanding when common shares are issued in connection with the acquisition of a business in a transaction accounted for as a business combination pursuant to ASC 805, whereby the shares and other potential common shares would be included in the weighted average shares outstanding from the acquisition date, as long as they produce reasonable results.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Richard Tyrrell, Chief Executive Officer, Cool Company Ltd.
Johannes P. Boots, Chief Financial Officer, Cool Company Ltd.
Sarah Choudhry, General Counsel, Cool Company Ltd.
Raquel Fox, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Andrew D. Smyth, Partner, Ernst & Young LLP